UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

TSR, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

872885207

(CUSIP Number)

Daniel Zeff

885 Sixth Avenue

New York, New York 10001

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 4, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 872885207	13D	Page 2 of 7
(1) NAMES OF REPORTING PERSONS Zeff Capital, L.P.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
437,774 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
437,774 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,774 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%[*]
(14) TYPE OF REPORTING PERSON (see instructions) PN

[*] Percentage calculated based on 1,962,062 shares of common stock, par value $0.01 per share, outstanding as of December 17, 2018, as reported in the preliminary proxy statement filed by TSR, Inc. on December 20, 2018.

	CUSIP No. 872885207	13D	Page 3 of 7
(1) NAMES OF REPORTING PERSONS Zeff Holding Company, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
437,774 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
437,774 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,774 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%[*]
(14) TYPE OF REPORTING PERSON (see instructions) OO

[*] Percentage calculated based on 1,962,062 shares of common stock, par value $0.01 per share, outstanding as of December 17, 2018, as reported in the preliminary proxy statement filed by TSR, Inc. on December 20, 2018.

	CUSIP No. 872885207	13D	Page 4 of 7
(1) NAMES OF REPORTING PERSONS Daniel Zeff
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
437,774 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
437,774 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,774 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%[*]
(14) TYPE OF REPORTING PERSON (see instructions) IN

[*] Percentage calculated based on 1,962,062 shares of common stock, par value $0.01 per share, outstanding as of December 17, 2018, as reported in the preliminary proxy statement filed by TSR, Inc. on December 20, 2018.

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed on July 26, 2018, as amended on August 23, 2018, September 19, 2018, and October 10, 2018 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On December 21, 2018, the Issuer commenced a lawsuit against the Reporting Persons and certain other persons and entities captioned TSR, Inc. v. Zeff Capital, L.P., Zeff Holding Company, LLC, Daniel Zeff, QAR Industries, Inc., Robert Fitzgerald, Fintech Consulting LLC and Tajuddin Haslani, No. 1:18-cv-12124-KPF (S.D.N.Y.) (the Reporting Persons, along with QAR Industries, Inc., Robert Fitzgerald, Fintech Consulting LLC and Tajuddin Haslani, the “Defendants”). The lawsuit generally alleges that the Defendants “engaged in an unlawful shadow campaign to pool their ownership interests and resources, solicit proxies for a mutual cause, and seize control of [the Issuer] without making complete and accurate disclosure of their intentions to [the Issuer’s] stockholders.” The lawsuit further alleges that the Defendants’ “Schedule 14As and 13Ds fail to disclose, among other things, that they are surreptitiously working as a group to take over the [Issuer], that their interests directly conflict with that of other stockholders, and that they plan to deliver managerial control of the [Issuer] to [Mr.] Haslani with the intent that [the Issuer] eventually be merged into his company Fintech or an affiliated entity.” Although the Issuer has failed to schedule or hold its 2018 annual meeting of stockholders (and is now in violation of Delaware law as a result), the Issuer claims that “[s]ubstantial corrective actions are necessary to ensure that [the Issuer’s] stockholders are fully informed before casting their votes at the upcoming annual meeting of stockholders.” The Issuer seeks a variety of proposed remedies including, among other things, that the Defendants (1) file “accurate and complete Schedule 13D and Schedule 14A disclosures”; and (2) be prevented “from voting any of their shares prior to such time as [the] court ascertains that [the] [D]efendants have filed accurate and complete Schedule 13D and Schedule 14A disclosures.”

A copy of the complaint is attached as Exhibit 5 and is incorporated by reference.

The Reporting Persons believe that the allegations are without merit and intend to defend the lawsuit vigorously.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following:

Exhibit Number	Description
5	Complaint filed by TSR, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2019

ZEFF CAPITAL, L.P.

By: Zeff Holding Company, LLC, as
general partner

By:    /s/ Daniel Zeff

Name: Daniel Zeff

Title: Manager

ZEFF HOLDING COMPANY, LLC

By:    /s/ Daniel Zeff

Name: Daniel Zeff

Title: Manager

/s/ Daniel Zeff

Daniel Zeff

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Amendment No. 1 to Schedule 13D filed by Zeff Capital, L.P., Zeff Holding Company, LLC and Daniel Zeff on August 23, 2018).
2	Letter dated as of September 17, 2018 (incorporated by reference to Exhibit 2 to the Amendment No. 2 to Schedule 13D filed by Zeff Capital, L.P., Zeff Holding Company, LLC and Daniel Zeff on September 19, 2018).
3	Press release of Zeff Capital, L.P. (incorporated by reference to the DFAN14A filing made by Zeff Capital, L.P. on October 10, 2018).
4	Form of Indemnification Agreement (incorporated by reference to Exhibit 4 to the Amendment No. 3 to Schedule 13D filed by Zeff Capital, L.P., Zeff Holding Company, LLC and Daniel Zeff on October 10, 2018).
5	Complaint filed by TSR, Inc.